UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            JDS UNIPHASE CORPORATION
              -----------------------------------------------------
                                (Name of Issuer)


                    Common Stock par value $0.001 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   466125 10 1
              -----------------------------------------------------
                                 (CUSIP Number)

          Osamu Sato, General Manager/Finance and Accounting Department
                            6-1, Marunouchi 2-chome,
                           Chiyoda-ku, Tokyo 100-8322
                                      Japan
                                 81-3-3286-3526

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                January 27, 2000
              -----------------------------------------------------
             Date of Event which requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d- 7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  466125 10 1
--------------------------------------------------------------------------------
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          The Furukawa Electric Co., Ltd.
          FEJ Holding Inc.
          FEJ Sales Inc.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |_| X
          (b)  |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC, OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).
                                                                  [__]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          The Furukawa Electric Co., Ltd.: Japan
          FEJ Holding Inc.: Canada
          FEJ Sales Inc.: Canada
--------------------------------------------------------------------------------

7.                                Sole Voting Power
                                  0
----------     Number of Shares   ----------------------------------------------
               Beneficially
8.                 Owned          Shared Voting Power
                     By           72,367,040
----------           Each         ----------------------------------------------
              Reporting Person
9.                   With         Sole Dispositive Power
                                              0
----------                        ----------------------------------------------

10.                               Shared Dispositive Power
                                  72,367,040
----------                        ----------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          72,367,040
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                [_]
--------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)
          Approximately 20.244%
--------------------------------------------------------------------------------

14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  Page 1 0f 6

                         Amendment No. 2 to Schedule 13D


Item 1.        Security and Issuer

               This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") jointly filed with the Securities and Exchange Commission on July 6, 1999 by The Furukawa Electric Co., Ltd., FEJ Holding Inc. ("FEJH") and FEJ Sales Inc. and subsequently amended on December 1, 1999. This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of JDS Uniphase Corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 163 Baypointe Parkway, San Jose, CA 95134. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.        Purpose of Transactions

               On January 27, 2000, FEJH entered into an ISDA Master Agreement with a broker-dealer (the "Dealer"), pursuant to which FEJH may sell up to 3,500,000 shares of the Common Stock to the Dealer and pledge up to 3,500,000 shares of the Common Stock to the Dealer. The principal purpose of this transaction is to hedge the market risk of a portion of the Exchangeable Shares held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

               Pursuant to the ISDA Master Agreement (including the Schedule, Credit Support Annex and Confirmation thereto), dated as of January 27, 2000, FEJH may sell up to 3,500,000 shares of the Common Stock to the Dealer and pledge up to 3,500,000 shares of the Common Stock to the Dealer.

Item 7.        Material to be Filed as Exhibits

Exhibit No.    Description
-----------    -----------

     1 ISDA Master Agreement, dated as of January 27, 2000, between FEJH and the Dealer (including the Schedule, Credit Support Annex and Confirmation thereto) .

     2 Irrevocable Authorization and Instruction, dated January 27, 2000, given by FEJH to the Dealer.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                          THE FURUKAWA ELECTRIC CO., LTD.

                                          By: /s/ Osamu Sato
                                              ----------------------------------
                                              Name:  Osamu Sato
                                              Title: General Manager/Finance and
                                                     Accounting Department

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                          FEJ HOLDING INC.

                                          By: /s/ Osamu Sato
                                              ----------------------------------
                                              Name: Osamu Sato
                                              Title: Vice President

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                          FEJ SALES INC.

                                          By: /s/ Jo Kubota
                                              ---------------------------------
                                               Name: Jo Kubota
                                               Title: Director

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

     1 ISDA Master Agreement, dated as of January 27, 2000, between FEJH and the Dealer (including the Schedule, Credit Support Annex and Confirmation thereto).

     2 Irrevocable Authorization and Instruction, dated January 27, 2000, given by FEJH to the Dealer.

                                                                       EXHIBIT 1

(Multicurrency--Cross Border)

                                     ISDA(R)

              International Swaps and Derivatives Association, Inc.

                                MASTER AGREEMENT
                         dated as of January 27, 2000

          MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED and FEJ HOLDING, INC. have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows:--

1.       Interpretation

(a) Definitions. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b) Inconsistency. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c) Single Agreement. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2.       Obligations

(a)      General Conditions.

         (i) Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

         (ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

         (iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b) Change of Account. Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c)      Netting.  If on any date amounts would otherwise be payable:--

         (i)      in the same currency; and

         (ii)     in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d)      Deduction or Withholding for Tax.

         (i) Gross-Up. All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:--

                  (1) promptly notify the other party ("Y") of such requirement;

                  (2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

                  (3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

                  (4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:--

                           (A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

                           (B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for
                           (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or
                           (II) a Change in Tax Law.

         (ii)     Liability.  If:--

                  (1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

                  (2) X does not so deduct or withhold; and

                  (3) a liability resulting from such Tax is assessed directly against X,

         then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) Default Interest; Other Amounts. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3.       Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:--

(a)      Basic Representations.

         (i) Status. It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing;

         (ii) Powers. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorize such execution, delivery and performance;

         (iii) No Violation or Conflict. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

         (iv) Consents. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

         (v) Obligations Binding. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b) Absence of Certain Events. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c) Absence of Litigation. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d) Accuracy of Specified Information. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e) Payer Tax Representation. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f) Payee Tax Representations. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4.       Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:--

(a) Furnish Specified Information. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:--

         (i) any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

         (ii) any other documents specified in the Schedule or any Confirmation; and

         (iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification, in each case by the date specified in the Schedule or such Confirmation or, if none is specified. as soon as reasonably practicable.

(b) Maintain Authorizations. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c) Comply with Laws. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d) Tax Agreement. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e)      Payment of Stamp Tax. Subject to Section 11, it will pay any Stamp
Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated, organized, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5.       Events of Default and Termination Events

(a) Events of Default. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:--

         (i) Failure to Pay or Deliver. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

         (ii) Breach of Agreement. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

         (iii)    Credit Support Default.

                  (1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

                  (2)   the expiration or termination of such Credit
                  Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

                  (3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

         (iv) Misrepresentation. A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

         (v) Default under Specified Transaction. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

         (vi)     Cross Default. If "Cross Default" is specified in the
         Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

         (vii) Bankruptcy. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party:--

                  (1)   is dissolved (other than pursuant to a
                  consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
                  (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or
                  (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

         (viii) Merger Without Assumption. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer:--

                  (1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

                  (2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b) Termination Events. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in
(iii) below, and, if specified to be applicable, a Credit Event Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:--

         (i) Illegality. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party):--

                  (1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

                  (2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

         (ii) Tax Event. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section

         2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

         (iii) Tax Event Upon Merger. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under
         Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

         (iv) Credit Event Upon Merger. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

         (v) Additional Termination Event. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) Event of Default and Illegality. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6.       Early Termination

(a)      Right to Terminate Following Event of Default. If at any time an
Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto,
(8).

(b)      Right to Terminate Following Termination Event.

         (i) Notice. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

         (ii) Transfer to Avoid Termination Event. If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

         If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i). Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

         (iii) Two Affected Parties. If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

         (iv)     Right to Terminate. If:--

                  (1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

                  (2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party, either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c)      Effect of Designation.

         (i) If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

         (ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d)      Calculations.

         (i) Statement. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

         (ii) Payment Date. An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) Payments on Early Termination. If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss," and a payment method, either the "First Method" or the "Second Method." If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method," as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

         (i) Events of Default. If the Early Termination Date results from an Event of Default:--

                  (1)   First Method and Market Quotation. If the First
                  Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

                  (2) First Method and Loss. If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

                  (3)   Second Method and Market Quotation. If the Second
                  Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

                  (4)   Second Method and Loss. If the Second Method and
                  Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

         (ii) Termination Events. If the Early Termination Date results from a Termination Event:--

                  (1) One Affected Party. If there is one Affected Party, the amount payable will be determined in accordance with
                  Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

                  (2)   Two Affected Parties.  If there are two Affected
                  Parties:--

                           (A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

                           (B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

                  If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

         (iii) Adjustment for Bankruptcy. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

         (iv) Pre-Estimate. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7.       Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that:--

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8.       Contractual Currency

(a) Payment in the Contractual Currency. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) Judgments. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered
(i) for the payment of any
amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) Separate Indemnities. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) Evidence of Loss. For the purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9.       Miscellaneous

(a) Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) Amendments. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) Survival of Obligations. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) Remedies Cumulative. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e)      Counterparts and Confirmations.

         (i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

         (ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) No Waiver of Rights. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) Headings. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10.      Offices; Multibranch Parties

(a) If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organization of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b) Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c) If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11.      Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12.      Notices

(a) Effectiveness. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:--

         (i) if in writing and delivered in person or by courier, on the date it is delivered;

         (ii) if sent by telex, on the date the recipient's answerback is received;

         (iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

         (iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

         (v) if sent by electronic messaging system, on the date that electronic message is received, unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) Change of Addresses. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13.      Governing Law and Jurisdiction

(a) Governing Law. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) Jurisdiction. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:--

         (i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

         (ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) Service of Process. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d) Waiver of Immunities. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14.      Definitions

As used in this Agreement:--

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:--

(a) in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b) in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c) is respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d)      in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorization, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organized, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and "lawful" and "unlawful" will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by
Section 2(b), in the place where the relevant new account is to be located and
(d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under
Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated organized, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of:--

(a) the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meaning specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and
(b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

MERRILL LYNCH, PIERCE, FENNER               FEJ HOLDING, INC.
& SMITH INCORPORATED                         (Name of Party)
   (Name of Party)


By:  /s/ Elizabeth Murphy                   By:  /s/ Osamu Sato
   ------------------------------              ---------------------------------
    Name:  Elixabeth Murphy                     Name:  Osamu Sato
    Title: Authorized Signatory                 Title: Vice President
    Date:                                       Date:

                                                    MULTICURRENCY - CROSS BORDER



                                    SCHEDULE

                                     to the

                                Master Agreement

                          dated as of January 27, 2000

                                     between

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   ("Party A")

                                       and

                                FEJ HOLDING INC.
                                   ("Party B")

                                     Part 1

                             Termination Provisions

In this Agreement:-

(a)       "Specified Entity" means in relation to Party A for the purpose of:-

Section 5(a)(v),   Not Applicable
Section 5(a)(vi),  Not Applicable
Section 5(a)(vii), Not Applicable
Section 5(b)(iv),  Not Applicable

          in relation to Party B for the purpose of:-

Section 5(a)(v),   Not Applicable
Section 5(a)(vi),  Not Applicable
Section 5(a)(vii), Not Applicable
Section 5(b)(iv),  Not Applicable

(b) "Specified Transaction" will have the meaning specified in Section 14 of this Agreement unless another meaning is specified here: No change from
Section 14.

(c) The "Cross Default" provisions of Section 5(a)(vi) will apply to Party A and to Party B.

If such provisions apply:-

"Specified Indebtedness" will have the meaning specified in Section 14 of this Agreement unless another meaning is specified here: No change from Section 14.

"Threshold Amount" means, in respect of Party A, U.S. $100,000,000 or its equivalent in other currencies, and in respect of Party B, U.S. $35,000,000 or its equivalent in other currencies.

(d) The "Credit Event Upon Merger" provisions of Section 5(b)(iv) will apply to Party A and Party B. Notwithstanding Section 5(b)(iv) of this Agreement, "Credit Event Upon Merger" means that a Designated Event (as defined below) occurs with respect to a party, any Credit Support Provider of such party or any applicable Specified Entity of such party and such action does not constitute an event described in Section 5(a)(viii) but that, in the reasonable opinion of the other party, the creditworthiness of the successor, surviving or transferee entity taking into account any Credit Support Document (in which case the party or its successor or transferee, as appropriate, will be the Affected Party) is materially weaker than that of its predecessor, immediately prior to the occurrence of the Designated Event. For purposes hereof, a Designated Event means that, after the Trade Date of a Transaction:

          (i) the party, any Credit Support Provider of the party or any applicable Specified Entity of the party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets (or any substantial part of the assets comprising the business conducted by that party as of the Trade Date of that Transaction) to, or receives all or substantially all the assets and obligations of, another entity;

          (ii) any person or entity acquires directly or indirectly the beneficial ownership of equity securities having the power to elect a majority of the board of directors of the party, any Credit Support Provider of the party or any applicable Specified Entity of the party; or

          (iii) the party, any Credit Support Provider of the party or any applicable Specified Entity of the party enters into any agreement providing for any of the foregoing.

(e) The "Automatic Early Termination" provision of Section 6(a) will not apply to either Party A or Party B.

(f) Payments on Early Termination. For the purpose of Section 6(e) of this Agreement:-

          (i)    Market Quotation will apply.

          (ii)   The Second Method will apply.

(g)       "Termination Currency" means United States Dollars.

(h)       Additional Termination Event will not apply.

                                     Part 2

                               Tax Representations

(a) Payer Representations. For the purpose of Section 3(e) of this Agreement, Party A will make the following representation and Party B will make the following representation:-

         It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to
         Section 3(f) of this Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in
         Section 4(d) of this Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b) Payee Representations. For the purpose of Section 3(f) of this Agreement, Party A and Party B make the representations specified below:

          (i)  he following representation will apply to Party A and to Party
               B:-

         It is fully eligible for the benefits of the "Business Profits" or "Industrial and Commercial Profits" provision, as the case may be, the "Interest" provision or the "Other Income" provision (if any) of the Specified Treaty with respect to any payment described in such provisions and received or to be received by it in connection with this Agreement and no such payment is attributable to a trade or business carried on by it through a permanent establishment in the Specified Jurisdiction.

If such representation applies, then:-

"Specified Treaty" means with respect to Party A, the income tax convention between the United States and Canada.

"Specified Jurisdiction" means with respect to Party A, Canada.

"Specified Treaty" means with respect to Party B, the income tax convention between the United States and Canada.

"Specified Jurisdiction" means with respect to Party B, the United States.

          (ii) The following representation will not apply to Party A and will not apply to Party B:-

         Each payment received or to be received by it in connection with this Agreement will be effectively connected with its conduct of a trade or business in the Specified Jurisdiction.

If such representation applies, then:-

"Specified Jurisdiction" means with respect to Party A, Not Applicable.

"Specified Jurisdiction" means with respect to Party B, Not Applicable.

          (iii) Other Payee Representations:- None.

                                     Part 3

                            Documents to be delivered

For the purpose of Sections 4(a)(i) and (ii) of this Agreement, each party agrees to deliver the following documents as applicable:-

(a)       Tax forms, documents or certificates to be delivered are:-


-------------------------------------- ------------------------------------ --------------------------------
Party required to deliver document     Form/Document/Certificate            Date by which to be delivered

-------------------------------------- ------------------------------------ --------------------------------
Party A/Party B                        Any document required or             (i) Before the first Payment
                                       reasonably requested to allow the    Date under this Agreement,
                                       other party to make payments under   (ii) promptly upon reasonable
                                       this Agreement without any           demand by the other party, and
                                       deduction or withholding for or on   (iii) promptly upon learning
                                       account of any Tax or with such      that any such form previously
                                       deduction or withholding at a        provided by the party has
                                       reduced rate, including but not      become obsolete or incorrect.
                                       limited to Internal Revenue
                                       Service Form W-8 BEN (or successor
                                       form)
-------------------------------------- ------------------------------------ --------------------------------


(b)       Other documents to be delivered are:-

------------------------- ---------------------------- ----------------------------- ------------------------
Party required to         Form/Document/               Date by which to be           Covered by  Section
deliver document          Certificate                  delivered                     3(d) Representation

------------------------- ---------------------------- ----------------------------- ------------------------
Party A/Party B.          Annual audited financial     Promptly after request.       Yes.
                          statements (in the case of
                          Party A, of Merrill Lynch
                          & Co., Inc.) prepared in
                          accordance with generally
                          accepted accounting
                          principles in the country
                          in which the party is
                          organized.

------------------------- ---------------------------- ----------------------------- ------------------------
------------------------- ---------------------------- ----------------------------- ------------------------
Party A/Party B.          Certificate or other         At or promptly following      Yes.
                          documents evidencing the     execution of this
                          authority of the party       Agreement, and, if a
                          entering into this           Confirmation or any other
                          Agreement or any other       document executed in
                          document executed in         connection with this
                          connection with this         Agreement so requires it,
                          Agreement, as the case may   on or before the date set
                          be.                          forth therein (unless prior
                                                       evidence of authority has
                                                       been provided and remains
                                                       valid and correct).

------------------------- ---------------------------- ----------------------------- ------------------------
------------------------- ---------------------------- ----------------------------- ------------------------
Party A/Party B.          A duly executed copy of      Concurrently with execution   No.
                          the Credit Support           of this Agreement.
                          Document, if any,
                          specified in Part 4 of the
                          Schedule.

------------------------- ---------------------------- ----------------------------- ------------------------
------------------------- ---------------------------- ----------------------------- ------------------------
Party B.                  Opinion of counsel with      At or promptly following      No.
                          respect to Party B           execution of this
                          substantially in the form    Agreement, and, if a
                          of Exhibit B hereto and      Confirmation or any other
                          otherwise in form and        document executed in
                          substance acceptable to      connection with this
                          Party A.                     Agreement so requires it,
                                                       on or before the date set
                                                       forth therein.

------------------------- ---------------------------- ----------------------------- ------------------------

                                     Part 4

                                  Miscellaneous

(a) Addresses for Notices: For the purpose of Section 12(a) of this Agreement:-

Address for notices or communications to Party A:-

Address:            Merrill Lynch, Pierce, Fenner & Smith Incorporated
                    222 Broadway, 16th Floor
                    New York, NY 10038
Attention:          Litigation Department

Facsimile No.:      212 670-4522              Telephone No.:    212 670-0350

(For all purposes)

With a copy to:

Address:            Merrill Lynch & Co., Inc.
                    Merrill Lynch World Headquarters
                    World Financial Center, North Tower, 5th Floor
                    250 Vesey Street, New York, New York 10281-1322
Attention:          Global Equity Derivatives
Facsimile No.:      212 449-6576              Telephone No.:    212 449-8637

Address for notices or communications to Party B:-

Address:            FEJ Holding Inc., 9902  49th Street, P.O. Box 939,
                    Yellowknife, NWT, Canada
Attention:          Assistant Manager
Facsimile No.:      (03)3286-3709             Telephone No.:    (03)3286-3526

(For all purposes)

With a copy to:

Address:            The Furukawa Electric Co., Ltd.
                    6-1, Marunouchi 2-chome
                    Chiyoda-ku, Tokyo 100-8322, Japan
Attention:          General Affairs Department
Facsimile No.:      (03) 3286-3919            Telephone No.:  (03) 3286-3039

(b)       Process Agent.     For the purpose of Section 13(c):-

Party A appoints as its Process Agent:      Merrill Lynch, Pierce, Fenner &
                                            Smith Incorporated
                                            222 Broadway, 16th Floor
                                            New York, NY 10038
                                            U.S.A.
                                            Attention: Litigation Department

Party B appoints as its Process Agent:      CT Corporation
                                            111 Eighth Avenue, 13th Floor
                                            New York, NY 10011

(c) Offices. The provisions of Section 10(a) will apply to this Agreement.

(d)       Multibranch Party. For the purpose of Section 10(c) of this
Agreement:

Party A is not a Multibranch Party.

Party B is not a Multibranch Party.

(e) Calculation Agent. The Calculation Agent is Party A, unless otherwise specified in a Confirmation in relation to the relevant Transaction.

(f)       Credit Support Document. Details of any Credit Support Document:-

Party A:- Not Applicable.

Party B:- (i)  The Credit Support Annex with Paragraph 13
               substantially in the form attached hereto as Exhibit B which supplements, forms a part of and is subject to this Agreement.

          (ii) That certain representation letter (the "Representation Letter") issued by Furukawa Electric Co., Ltd. ("Furukawa Electric") in favor of Party A dated, January 27, 2000.

(g)       Credit Support Provider.

Credit Support Provider means in relation to Party A, Not Applicable.

Credit Support Provider means in relation to Party B, Furukawa Electric (until such time that it is released from all of its obligations under the Representation Letter in accordance with its terms).

(h) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine.

(i) Netting of Payments. Subparagraph (ii) of Section 2(c) of this Agreement will apply to all Transactions unless one party has given 15 days prior notice to the other, in which case subparagraph (ii) of Section 2(c) will cease to apply to all Transactions, or groups of Transactions (as specified in such notice), with effect from the date specified in such notice.

(j) "Affiliate" will have the meaning specified in Section 14 of this Agreement.

                                     Part 5

                                Other Provisions

(1) Set-Off. Without affecting the provisions of this Agreement requiring the calculation of certain net payment amounts, all payments under this Agreement will be made without setoff or counterclaim; provided, however, that upon the designation or deemed designation of any Early Termination Date, in addition to and not in limitation of any other right or remedy (including any right to setoff, counterclaim, or otherwise withhold payment) under applicable law:

         the non-Defaulting Party or non-Affected Party (in either case, "X") may set off any sum or obligation (whether or not arising under this Agreement and whether matured or unmatured) owed or due by the Defaulting Party or Affected Party (in either case, "Y") to X against any sum or obligation (whether or not arising under this Agreement and whether matured or unmatured) owed or due by X (the "Original Obligation") to Y, and, for this purpose, may convert one currency into another. Any such setoff shall automatically satisfy and discharge the Original Obligation to Y and, if the Original Obligation exceeds the sum or obligation to be set off against, the Original Obligation shall be novated and replaced by an obligation to pay Y only the excess of the Original Obligation over such sum or obligation.

(2) Transfer. Notwithstanding the provisions of Section 7, Party A may assign and delegate its rights and obligations under any Transaction to any subsidiary (an "Assignee") of Merrill Lynch & Co., Inc. ("ML & Co.") effective (the "Effective Date") upon delivery to Party B of a Guarantee of the obligations of such subsidiary substantially in the form of Exhibit A hereto and of an executed acceptance and assumption by the Assignee (an "Assumption") of the transferred obligations of Party A under the Transaction(s) (the "Transferred

Obligations"). On the Effective Date, (a) Party A shall be released from all obligations and liabilities arising under the Transferred Obligations; and (b) the Transferred Obligations shall cease to be Transaction(s) under this Agreement and shall be deemed to be Transaction(s) under the Master Agreement between Assignee and Party B, provided that if at such time Assignee and Party B have not entered into a Master Agreement, Assignee and Party B shall be deemed to have entered into an ISDA form of Master Agreement (Multicurrency--Cross Border) without any Schedule attached thereto.

(3) Non-reliance. Each party represents to the other party (which representation will be deemed to be repeated by each party on each date on which a Transaction is entered into or amended, extended or otherwise modified) that it is acting for its own account, and has made its own independent decisions to enter into this Agreement and any Transaction hereunder and as to whether this Agreement and any Transaction hereunder is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Agreement or any Transaction hereunder, it being understood that information and explanations related to the terms and conditions of this Agreement and any Transaction hereunder shall not be considered investment advice or a recommendation to enter into this Agreement or any Transaction hereunder. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of any Transaction hereunder.

(4) Bond Options. With effect from the date hereof, any transaction which is a bond option into which the parties may enter or may have entered into prior to the date hereof, in respect of which the Confirmation fails by its terms expressly to exclude the application of this Agreement, shall (to the extent not otherwise provided for in this Agreement) be deemed to incorporate the terms of and shall be governed by and be subject to this Agreement (in substitution for any existing terms, if any, whether express or implied) and, for the purposes thereof, shall be deemed to be a Transaction.

(5) Consent to Recording. The parties agree that each may electronically record all telephone conversations between marketing and trading personnel in connection with this Agreement and that any such recording may be submitted in evidence to any court or in any Proceedings for the purpose of establishing any matters pertinent to any Transaction.

(6) Equivalency. For the purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under this Agreement, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying such rate by a fraction the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable ends and the denominator of which is the number of days comprising such other basis.

(7) Eligible Swap Participants. Each party represents to the other that it is an "eligible swap participant" as such term is defined in Section 35.1(b)(2) of the Regulations of the Commodities Futures Trading Commission.

(Bilateral Form)                  (ISDA Agreements Subject to New York Law Only)



                                     ISDA(R)

              International Swaps and Derivatives Association, Inc.

                              CREDIT SUPPORT ANNEX

                             to the Schedule to the

                              ISDA MASTER AGREEMENT

                         dated as of January 27, 2000

                                     between

     MERRILL LYNCH, PIERCE,
  FENNER & SMITH INCORPORATED                         FEJ HOLDING, INC.
---------------------------------    and     -----------------------------------
          ("Party A")                                  ("Party B")

This Annex supplements, forms part of, and is subject to, the above-referenced Agreement, is part of its Schedule and is a Credit Support Document under this Agreement with respect to each party.

Accordingly, the parties agree as follows:

Paragraph 1.   Interpretation

(a) Definitions and Inconsistency. Capitalized terms not otherwise defined herein or elsewhere in this Agreement have the meanings specified pursuant to Paragraph 12, and all references in this Annex to Paragraphs are to Paragraphs of this Annex. In the event of any inconsistency between this Annex and the other provisions of this Schedule, this Annex will prevail, and in the event of any inconsistency between Paragraph 13 and the other provisions of this Annex, Paragraph 13 will prevail.

(b) Secured Party and Pledgor. All references in this Annex to the "Secured Party" will be to either party when acting in that capacity and all corresponding references to the Pledgor will be to the other party when acting in that capacity; provided, however, that if Other Posted Support is held by a party to this Annex, all references herein to that party as the Secured Party with respect to that Other Posted Support will be to that party as the beneficiary thereof and will not subject that support or that party as the beneficiary thereof to provisions of law generally relating to security interests and secured parties.

Paragraph 2.   Security Interest

Each party, as the Pledgor, hereby pledges to the other party, as the Secured Party, as security for its Obligations and grants to the Secured Party a first priority continuing security interest in, lien on and right of Set-off against all Posted Collateral Transferred to or received by the Secured Party hereunder. Upon the Transfer by the Secured Party to the Pledgor or Posted Collateral, the security interest and lien granted hereunder on that Posted Collateral will be released immediately and, to the extent possible, without any further action by either party.

Paragraph 3.   Credit Support Obligations

(a) Delivery Amount. Subject to Paragraphs 4 and 5, upon demand made by the Secured Party on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Pledgor's Minimum Transfer Amount, then the Pledgor will Transfer to the Secured Party Eligible Credit Support having a Value as of the date of Transfer at least equal to the applicable Delivery Amount (rounded pursuant to Paragraph 13). Unless otherwise specified in Paragraph 13, the "Delivery Amount" applicable to the Pledgor for any Valuation Date will equal the amount by which:

          (i)  the Credit Support Amount

          exceeds

          (ii) the Value as of that Valuation Date of all Posted Credit Support held by the Secured Party.

(b) Return Amount. Subject to Paragraphs 4 and 5, upon a demand made by the Pledgor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds Secured Party's Minimum Transfer Amount, then the Secured Party will Transfer to the Pledgor Posted Credit Support specified by the Pledgor in that demand having a Value as of the date of Transfer as close as practicable to the applicable Return Amount (rounded pursuant to Paragraph 13). Unless otherwise specified in Paragraph 13, the "Return Amount" applicable to the Secured Party for any Valuation Date will equal the amount by which:

          (i) the Value as of that Valuation Date of all Posted Credit Support held by the Secured Party exceeds

          (ii) the Credit Support Amount.

"Credit Support Amount" means, unless otherwise specified in Paragraph 13, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus
(ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) all Independent Amounts applicable to the Secured Party, if any, minus (iv) the Pledgor's Threshold; provided, however, that the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields a number less than zero.

Paragraph 4.   Conditions Precedent, Transfer Timing, Calculations and
               Substitutions

(a) Conditions Precedent. Each Transfer obligation of the Pledgor under Paragraphs 3 and 5 and of the Secured Party under Paragraphs 3, 4(d)(ii), 5 and 6(d) is subject to the conditions precedent that:

          (i) no Event of Default, Potential Event of Default or Specified Condition has occurred and is continuing with respect to the other party; and

          (ii) no Early Termination Date for which any unsatisfied payment obligations exist has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the other party.

(b) Transfer Timing. Subject to Paragraphs 4(a) and 5 and unless otherwise specified, if a demand for the Transfer of Eligible Credit Support or Posted Credit Support is made by the Notification Time, then the relevant Transfer will be made not later than the close of business on the next Local Business Day; if a demand is made after the Notification Time, then the relevant Transfer will be made not later than the close of business on the second Local Business Day thereafter.

(c) Calculations. All calculations of Value and Exposure for purposes of Paragraphs 3 and 6(d) will be made by the Valuation Agent as of the Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or in the case of Paragraph 6(d), following the date of calculation).

(d)       Substitutions.

          (i) Unless otherwise specified in Paragraph 13, upon notice to the Secured Party specifying the items of Posted Credit Support to be exchanged, the Pledgor may, on any Local Business Day, Transfer to the Secured Party substitute Eligible Credit Support (the "Substitute Credit Support"); and

          (ii) subject to Paragraph 4(a), the Secured Party will Transfer to the Pledgor the items of Posted Credit Support specified by the Pledgor in its notice not later than the Local Business Day following the date on which the Secured Party receives the Substitute Credit Support, unless otherwise specified in Paragraph 13 (the "Substitution Date"); provided that the Secured Party will only be obligated to Transfer Posted Credit Support with a Value as of the date of Transfer of that Posted Credit Support equal to the Value as of that date of the Substitute Credit Support.

Paragraph 5.   Dispute Resolution

If a party (a "Disputing Party") disputes (I) the Valuation Agent's calculation of a Delivery Amount or a Return Amount or (II) the Value of any Transfer of Eligible Credit Support or Posted Credit Support, then (1) the Disputing Party will notify the other party and the Valuation Agent (if the Valuation Agent is not the other party) not later than the close of business on the Local Business Day following (X) the date that the demand is made under Paragraph 3 in case of
(I) above or (Y) the date of Transfer in the case of (II) above, (2) subject to Paragraph 4(a), the appropriate party will Transfer the undisputed amount to the other party not later than the close of business on the Local Business Day following (X) the date that the demand is made under Paragraph 3 in the case of
(I) above or (Y) the date of Transfer in the case of (II) above, (3) the parties will consult with each other in an attempt to resolve the dispute and (4) if they fail to resolve the dispute by the Resolution Time, then:

          (i)  In the case of a dispute involving a Delivery Amount or
          Return Amount, unless otherwise specified in Paragraph 13, the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

               (A) utilizing any calculations of Exposure for the Transactions (or Swap Transactions) that the parties have agreed are not in dispute;

               (B) calculating the Exposure for the Transactions (or Swap Transactions) in dispute by seeking four actual quotations at mid-market from Reference Market-makers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; provided that if four quotations are not available for a particular Transaction (or Swap Transaction), then fewer than four quotations may be used for that Transaction (or Swap Transaction); and if no quotations are available for a particular Transaction (or Swap Transaction), then the Valuation Agent's original calculations will be used for that Transaction (or Swap Transaction); and

               (C) utilizing the procedures specified in Paragraph 13 for calculating the Value, if disputed, of Posted Credit Support.

          (ii) In the case of a dispute involving the Value of any Transfer of Eligible Credit Support or Posted Credit Support, the Valuation Agent will recalculate the Value as of the date of Transfer pursuant to Paragraph 13.

Following a recalculation pursuant to this Paragraph, the Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) not later than the Notification Time on the Local Business Day following the Resolution Time. The appropriate party will, upon demand following that notice by the Valuation Agent or a resolution pursuant to (3) above and subject to Paragraphs 4(a) and 4(b), make the appropriate Transfer.

Paragraph 6.   Holding and Using Posted Collateral

(a) Care of Posted Collateral. Without limiting the Secured Party's rights under Paragraph 6(c), the Secured Party will exercise reasonable care to assure the safe custody of all Posted Collateral to the extent required by applicable law, and in any event the Secured Party will be deemed to have exercised reasonable care if it exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence, the Secured Party will have no duty with respect to Posted Collateral, including, without limitation, any duty to collect any Distributions, or enforce or preserve any rights pertaining thereto.

(b)       Eligibility to Hold Posted Collateral; Custodians.

          (i) General. Subject to the satisfaction of any conditions specified in Paragraph 13 for holding Posted Collateral, the Secured Party will be entitled to hold Posted Collateral or to appoint an agent (a "Custodian") to hold Posted Collateral for the Secured Party. Upon notice by the Secured Party to the Pledgor of the appointment of a Custodian, the Pledgor's obligations to make any Transfer will be discharged by making the Transfer to that Custodian. The holding of Posted Collateral by a Custodian will be deemed to be the holding of that Posted Collateral by the Secured Party for which the Custodian is acting.

          (ii) Failure to Satisfy Conditions. If the Secured Party or its Custodian fails to satisfy conditions for holding Posted Collateral, then upon a demand made by the Pledgor, the Secured Party will, not later than five Local Business Days after the demand, Transfer or cause its Custodian to Transfer all Posted Collateral held by it to a Custodian that satisfies those conditions or to the Secured Party if it satisfies those conditions.

          (iii) Liability. The Secured Party will be liable for the acts or omissions of its Custodian to the same extent that the Secured Party would be liable hereunder for its own acts or omissions.

(c) Use of Posted Collateral. Unless otherwise specified in Paragraph 13 and without limiting the rights and obligations of the parties under Paragraphs 3, 4(d)(ii), 5, 6(d) and 8, if the Secured Party is not a Defaulting Party or an Affected Party with respect to a Specified Condition and no Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Secured Party, then the Secured Party will, notwithstanding Section 9-207 of the New York Uniform Commercial Code, have the right to:

          (i) sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Posted Collateral it holds, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor; and

          (ii) register any Posted Collateral in the name of the Secured Party, its Custodian or a nominee for either.

For purposes of the obligation to Transfer Eligible Credit Support or Posted Credit Support pursuant to Paragraphs 3 and 5 and any rights or remedies authorized under this Agreement, the Secured Party will be deemed to continue to hold all Posted Collateral and to receive Distributions made thereon, regardless of whether the Secured Party has exercised any rights with respect to any Posted Collateral pursuant to (i) or (ii) above.

(d)       Distributions and Interest Amount.

          (i) Distributions. Subject to Paragraph 4(a), if the Secured Party receives or is deemed to receive Distributions on a Local Business Day, it will Transfer to the Pledgor not later than the following Business Day any Distributions it receives or is deemed to receive to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose).

          (ii) Interest Amount. Unless otherwise specified in Paragraph 13 and subject to Paragraph 4(a), in lieu of any interest, dividends or other amounts paid or deemed to have been paid with respect to Posted Collateral in the form of Cash (all of which may be retained by the Secured Party), the Secured Party will Transfer to the Pledgor at the times specified in Paragraph 13 the Interest Amount to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose). The Interest Amount or portion thereof not Transferred pursuant to this Paragraph will constitute Posted Collateral in the form of Cash and will be subject to the security interest granted under Paragraph 2.

Paragraph 7.   Events of Default

For purposes of Section 5(a)(iii)(1) of this Agreement, an Event of Default will exist with respect to a party if:

          (i) that party fails (or fails to cause its Custodian) to make, when due, any Transfer of Eligible Collateral, Posted Collateral or the Interest Amount, as applicable, required to be made by it and that failure continues for two Local Business Days after notice of that failure is given to that party;

          (ii) that party fails to comply with any restriction or prohibition specified in this Annex with respect to any of the rights specified in Paragraph 6(c) and that failure continues for five Local Business Days after notice of that failure is given to that party; or

          (iii) that party fails to comply with or perform any agreement or obligation other than those specified in Paragraphs 7(i) and 7(ii) and that failure continues for 30 days after notice of that failure is given to that party.

Paragraph 8.   Certain Rights and Remedies

(a) Secured Party's Rights and Remedies. If at any time (1) an Event of Default or Specified Condition with respect to the Pledgor has occurred and is continuing or (2) an Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Pledgor, then, unless the Pledgor has paid in full all of its Obligations that are then due, the Secured Party may exercise one or more of the following rights and remedies:

          (i) all rights and remedies available to a secured party under applicable law with respect to Posted Collateral held by the Secured Party;

          (ii) any other rights and remedies available to the Secured Party under the terms of Other Posted Support, if any;

          (iii) the right to Set-off any amounts payable by the Pledgor with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

          (iv) the right to liquidate any Posted Collateral held by the Secured Party through one or more public or private sales or other dispositions with such notice, if any, as may be required under applicable law, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor (with the Secured Party having the right to purchase any or all of the Posted Collateral to be sold) and to apply the proceeds (or the Cash equivalent thereof) from the liquidation of the Posted Collateral to any amounts payable by the Pledgor with respect to any Obligations in that order as the Secured Party may elect.

Each party acknowledges and agrees that Posted Collateral in the form of securities may decline speedily in value and is of a type customarily sold on a recognized market, and, accordingly, the Pledgor is not entitled to prior notice of any sale of that Posted Collateral by the Secured Party, except any notice that is required under applicable law and cannot be waived.

(b) Pledgor's Rights and Remedies. If at any time an Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Secured Party, then (except in the case of an Early Termination Date relating to less than all Transactions (or Swap Transactions) where the Secured Party has paid in full all of its obligations that are then due under Section 6(e) of this Agreement):

          (i) the Pledgor may exercise all rights and remedies available to a Pledgor under applicable law with respect to Posted Collateral held by the Secured Party;

          (ii) the Pledgor may exercise any other rights and remedies available to the Pledgor under the terms of Other Posted Support, if any;

          (iii) the Secured Party will be obligated immediately to Transfer all Posted Collateral and the Interest Amount to the Pledgor; and

          (iv) to the extent that Posted Collateral or the Interest Amount is not so Transferred pursuant to (iii) above, the Pledgor may:

                  (A) Set-off any amounts payable by the Pledgor with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

                  (B) to the extent that the Pledgor does not Set-off under
                  (iv)(A) above, withhold payment of any remaining amounts payable by the Pledgor with respect to any Obligations, up to the Value of any remaining Posted Collateral held by the Secured Party, until that Posted Collateral is Transferred to the Pledgor.

(c) Deficiencies and Excess Proceeds. The Secured Party will Transfer to the Pledgor any proceeds and Posted Credit Support remaining after liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b) after satisfaction in full of all amounts payable by the Pledgor with respect to any Obligations; the Pledgor in all events will remain liable for any amounts remaining unpaid after any liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b).

(d) Final Returns. When no amounts are or thereafter may become payable by the Pledgor with respect to any Obligations (except for any potential liability under Section 2(d) of this Agreement), the Secured Party will Transfer to the Pledgor all Posted Credit Support and the Interest Amount, if any.

Paragraph 9.      Representations

Each party represents to the other party (which representations will be deemed to be repeated as of each date on which it, as the Pledgor, Transfers Eligible Collateral) that:

          (i) it has the power to grant a security interest in and lien on any Eligible Collateral it Transfers as the Pledgor and has taken all necessary actions to authorize the granting of that security interest and lien;

          (ii) it is the sole owner of or otherwise has the right to Transfer all Eligible Collateral it Transfers to the Secured Party hereunder, free and clear of any security interest, lien, encumbrance or other restrictions other than the security interest and lien granted under Paragraph 2;

          (iii) upon the Transfer of any Eligible Collateral to the Secured Party under the terms of this Annex, the Secured Party will have a valid and perfected first priority security interest therein (assuming that any central clearing corporation or any third-party financial intermediary or other entity not within the control of the Pledgor involved in the Transfer of that Eligible Collateral gives the notices and takes the action required of it under applicable law for perfection of that interest); and

          (iv) the performance by it of its obligations under this Annex will not result in the creation of any security interest, lien or other encumbrance on any Posted Collateral other than the security interest and lien granted under Paragraph 2.

Paragraph 10.  Expenses

(a) General. Except as otherwise provided in Paragraphs 10(b) and 10(c), each party will pay its own costs and expenses in connection with performing its obligations under this Annex and neither party will be liable for any costs and expenses incurred by the other party in connection herewith.

(b) Posted Credit Support. The Pledgor will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to Posted Credit Support held by the Secured Party upon becoming aware of the same, regardless of whether any portion of that Posted Credit Support is subsequently disposed of under Paragraph 6(c), except for those taxes, assessments and charges that result from the exercise of the Secured Party's rights under Paragraph 6(c).

(c) Liquidation/Application of Posted Credit Support. All reasonable costs and expenses incurred by or on behalf of the Secured Party or the Pledgor in connection with the liquidation and/or application of any Posted Credit Support under Paragraph 8 will be payable, on demand and pursuant to the Expenses Section of this Agreement, by the Defaulting Party or, if there is no Defaulting Party, equally by the parties.

Paragraph 11.  Miscellaneous

(a) Default Interest. A Secured Party that fails to make, when due, any Transfer of Posted Collateral or the Interest Amount will be obliged to pay the Pledgor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value of the items of property that were required to be Transferred, from (and including) the date that the Posted Collateral or Interest Amount was required to be Transferred to (but excluding) the date of Transfer of that Posted Collateral or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b) Further Assurances. Promptly following a demand made by a party, the other party will execute, deliver, file and record any financing statement, specific assignment or other document and take any other action that may be necessary or desirable and reasonably requested by that party to create, preserve, perfect or validate any security interest or lien granted under Paragraph 2, to enable that party to exercise or enforce its rights under this Annex with respect to Posted Credit Support or an Interest Amount or to effect or document a release of a security interest on Posted Collateral or an Interest Amount.

(c) Further Protection. The Pledgor will promptly give notice to the Secured Party of, and defend against, any suit, action, proceeding or lien that involves Posted Credit Support Transferred by the Pledgor or that could adversely affect the security interest and lien granted by it under Paragraph 2, unless that suit, action, proceeding or lien results from the exercise of the Secured Party's rights under Paragraph 6(c).

(d) Good Faith and Commercially Reasonable Manner. Performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(e) Demands and Notices. All demands and notices given by a party under this Annex will be made as specified in the Notices Section of this Agreement, except as otherwise provided in Paragraph 13.

(f) Specifications of Certain Matters. Anything referred to in this Annex as being specified in Paragraph 13 also may be specified in one or more Confirmations or other documents and this Annex will be construed accordingly.

Paragraph 12.  Definitions

As used in this Annex:--

"Cash" means the lawful currency of the United States of America.

"Credit Support Amount" has the meaning specified in Paragraph 3.

"Custodian" has the meaning specified in Paragraphs 6(b)(i) and 13.

"Delivery Amount" has the meaning specified in Paragraph 3(a).

"Disputing Party" has the meaning specified in Paragraph 5.

"Distributions" means, with respect to Posted Collateral other than Cash, all principal, interest and other payments and distributions of cash or other property with respect thereto, regardless of whether the Secured Party has disposed of that Posted Collateral under Paragraph 6(c). Distributions will not include any item of property acquired by the Secured Party upon any disposition or liquidation of Posted Collateral or, with respect to any Posted Collateral in the form of Cash, any distributions on that collateral, unless otherwise specified herein.

"Eligible Collateral" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 13.

"Eligible Credit Support" means Eligible Collateral and Other Eligible Support.

"Exposure" means for any Valuation Date or other date for which Exposure is calculated and subject to Paragraph 5 in the case of a dispute, the amount, if any, that would be payable to a party that is the Secured Party by the other party (expressed as a positive number) or by a party that is the Secured Party to the other party (expressed as a negative number) pursuant to Section 6(e)(ii)(2)(A) of this Agreement as if all Transactions (or Swap Transactions) were being terminated as of the relevant Valuation Time; provided that Market Quotation will be determined by the Valuation Agent using its estimates at mid-market of the amounts that would be paid for Replacement Transactions (as that term is defined in the definition of "Market Quotation").

"Independent Amount" means, with respect to party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Interest Amount" means, with respect to an Interest Period, the aggregate sum of the amounts of interest calculated for each day in that Interest Period on the principal amount of Posted Collateral in the form of Cash held by the Secured Party on that day, determined by the Secured Party for each such day as follows:

          (x)  the amount of Cash on that day; multiplied by

          (y)  the Interest Rate in effect for that day; divided by

          (z)  360.

"Interest Period" means the period from (and including) the last Local Business Day on which an Interest Amount was Transferred (or, if no Interest Amount has yet been Transferred, the Local Business Day on which Posted Collateral in the form of Cash was Transferred to or received by the Secured Party) to (but excluding) the Local Business Day on which the current Interest Amount is to be Transferred.

"Interest Rate" means the rate specified in Paragraph 13.

"Local Business Day," unless otherwise specified in Paragraph 13, has the meaning specified in the Definitions Section of this Agreement, except that references to a payment in clause (b) thereof will be deemed to include a Transfer under this Annex.

"Minimum Transfer Amount" means, with respect to a party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Notification Time" has the meaning specified in Paragraph 13.

"Obligations" means, with respect to a party, all present and future obligations of that party under this Agreement and any additional obligations specified for that party in Paragraph 13.

"Other Eligible Support" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 13.

"Other Posted Support" means all Other Eligible Support Transferred to the Secured Party that remains in effect for the benefit of that Secured Party.

"Pledgor" means either party, when that party (i) receives a demand for or is required to Transfer Eligible Credit Support under Paragraph 3(a) or (ii) has Transferred Eligible Credit Support under Paragraph 3(a).

"Posted Collateral" means all Eligible Collateral, other property, Distributions, and all proceeds thereof that have been Transferred to or received by the Secured Party under this Annex and not Transferred to the Pledgor pursuant to Paragraph 3(b), 4(d)(ii) or 6(d)(i) or released by the Secured Party under Paragraph 8. Any Interest Amount or portion thereof not Transferred pursuant to Paragraph 6(d)(ii) will constitute Posted Collateral in the form of Cash.

"Posted Credit Support" means Posted Collateral and Other Posted Support.

"Recalculation Date" means the Valuation Date that gives rise to the dispute under Paragraph 5; provided, however, that if a subsequent Valuation Date occurs under Paragraph 3 prior to the esolution of the dispute, then the "Recalculation Date" means the most recent Valuation Date under Paragraph 3.

"Resolution Time" has the meaning specified in Paragraph 13.

"Return Amount" has the meaning specified in Paragraph 3(b).

"Secured Party" means either party, when that party (i) makes a demand for or is entitled to receive Eligible Credit Support under Paragraph 3(a) or (ii) holds or is deemed to hold Posted Credit Support.

"Specified Condition" means, with respect to a party, any event specified as such for that party in Paragraph 13.

"Substitute Credit Support" has the meaning specified in Paragraph 4(d)(i).

"Substitution Date" has the meaning specified in Paragraph 4(d)(ii).

"Threshold" means, with respect to a party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Transfer" means, with respect to any Eligible Credit Support, Posted Credit Support or Interest Amount, and in accordance with the instructions of the Secured Party, Pledgor or Custodian, as applicable:

          (i) in the case of Cash, payment or delivery by wire transfer into one or more bank accounts specified by the recipient;

          (ii) in the case of certificated securities that cannot be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a legally valid transfer to the recipient;

          (iii) in the case of securities that can be paid or delivered in book-entry, the giving of written instruments to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a legally effective transfer of the relevant interest to the recipient; and

          (iv) in the case of Other Eligible Support or Other Posted Support, as specified in Paragraph 13.

"Valuation Agent" has the meaning specified in Paragraph 13.

"Valuation Date" means each date specified in or otherwise determined pursuant to Paragraph 13.

"Valuation Percentage" means, for any item of Eligible Collateral, the percentage specified in Paragraph 13.

"Valuation Time" has the meaning specified in Paragraph 13.

"Value" means for any Valuation Date or other date for which Value is calculated, and subject to Paragraph 5 in the case of a dispute, with respect to:

          (i)   Eligible Collateral or Posted Collateral that is:

                    (A)      Cash, the amount thereof; and

                    (B) a security, the bid price obtained by the Valuation Agent multiplied by the applicable Valuation Percentage, if any;

          (ii) Posted Collateral that consists of items that are not specified as Eligible Collateral, zero; and

          (iii) Other Eligible Support and Other Posted Support, as specified in Paragraph 13.

Paragraph 13.  Elections and Variables

(a) Security Interest for "Obligations". The term "Obligations" as used in this Annex includes the following additional obligations: Not Applicable.

(b)       Credit Support Obligations.

          (i)  Delivery amount, Return Amount and Credit Support Amount.

               (A) "Delivery Amount" has the meaning specified in Paragraph 3(a).

               (B) "Return Amount" has the meaning specified in Paragraph 3(b).

               (C) "Credit Support Amount" means, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus (ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) the Pledgor's Threshold; provided, however, that (x) in the case where the sum of the Independent Amounts applicable to the Pledgor exceeds zero, the Credit Support Amount will not be less than the sum of all Independent Amounts applicable to the Pledgor and (y) in all other cases, the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields an amount less than zero.

          (ii) Eligible Collateral. The following items will qualify as "Eligible Collateral":

                                                                     Valuation
                                                                     Percentage

          (A)  Cash;                                                   100%

          (B   negotiable debt obligations issued by the U.S.           98%
               Treasury Department having an outstanding maturity of not more than one year;

          (C)  negotiable debt obligations issued by the U.S.           98%
               Treasury Department having an outstanding maturity of more than one year but not more than ten years; and

          (D)  negotiable debt obligations issued by the U.S.           95%
               Treasury Department having an outstanding maturity of more than ten years.

          (E)  any other collateral mutually acceptable to the      as specified
               parties as may be provided in the Confirmation for      in the
               the relevant Transaction                             Confirmation
                                                                       for the
                                                                       relevant
                                                                    Transaction.

          (iii) Other Eligible Support. There shall be no "Other Eligible Support" for either Party A or Party B.

          (iv)    Thresholds.

                  (A) "Independent Amount" for Party B means, with respect to an individual Transaction, the amount, if any, specified in the Confirmation for such Transaction, and the aggregate of the Independent Amounts for all outstanding Transactions shall be the aggregate of the amounts, if any, specified in the Confirmations for all such outstanding Transactions.

                  (B)      "Threshold" for the Pledgor means zero.

                  (C) "Minimum Transfer Amount" means, with respect to a party, $100,000; provided, that if an Event of Default has occurred and is continuing with respect to Party B, the Minimum Transfer Amount with respect to Party B shall be zero.

                  (D) "Rounding". The Delivery Amount and the Return Amount will be rounded up and down respectively to the nearest integral multiple of $10,000.

(c)       Valuation and Timing.

         (i)      "Valuation Agent" means the Secured Party.

         (ii) "Valuation Date" means (a) the Trade Date of each Transaction, if either party has an Independent Amount greater than zero for that Transaction, (b) each Friday of the relevant calendar month (or if such day is not a Local Business Day then the immediately preceding Local Business Day) and (c) each other Local Business Day designated as a Valuation Date by notice given by one party to the other no later than the Notification Time on the Local Business Day before the Valuation Date so designated.

         (iii) "Valuation Time" means the close of business in the city of the Valuation Agent on the Local Business Day preceding the Valuation Date or date of calculation, as applicable; provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

         (iv) "Notification Time" means by 10:00 a.m., New York time, on a Local Business Day.

(d) Conditions Precedent and Secured Party's Rights and Remedies. Each of the following Termination Events will be a "Specified Condition" for the Pledgor if the Pledgor is an Affected Party with respect to such Termination Event:

                  Credit Event Upon Merger                             [X]

                  Additional Termination Events (if any)               [X]

(e)      Substitution.

         (i)      "Substitution Date" has the meaning specified in Paragraph
                  4(d)(ii).

         (ii) "Consent." The Pledgor does not need to obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d).

(f)      Dispute Resolution.

         (i) "Resolution Time" means 1:00 p.m., New York time, on the fifth Local Business Day following the date on which notice is given that gives rise to a dispute under Paragraph 5.

         (ii) "Value." For the purpose of Paragraph 5(i)(C) and 5(ii), the Value of Eligible Collateral other than Cash will be calculated as follows:

                  the sum of (i) (x) the arithmetic mean of the closing bid prices quoted on the relevant date of three nationally recognized principal market makers (which may include an Affiliate of Party A) for such security chosen by the Valuation Agent multiplied by the applicable Valuation Percentage or (y) if no quotations are available from such principal market makers on the relevant date, the arithmetic mean of the closing bid prices on the next preceding date multiplied by the applicable Valuation Percentage plus (ii) the accrued interest on such security (except to the extent Transferred to a party pursuant to any applicable provision of this Agreement or included in the applicable price referred to in (i) of this clause) as of such date.

         (iii)    "Alternative." Not Applicable.

(g)      Holding and Using Posted Collateral.

         (i) "Eligibility to Hold Posted Collateral; Custodians." Secured Party and its Custodian will be entitled to hold Posted Collateral pursuant to Paragraph 6(b), provided that the following conditions applicable to it are satisfied:

                  (1) The Secured Party: The Secured Party is not a Defaulting Party; and

                  (2) The Custodian: The Custodian is either: (a) a wholly owned, direct or indirect, Affiliate of the Secured Party or (b) a bank or trust company located in the State of New York having total assets of at least US $10,000,000,000.

         Initially, the Custodian for the Secured Party is: Merrill Lynch,
               Pierce, Fenner & Smith, Inc.

         (ii) "Use of Posted Collateral" The provisions of Paragraph 6 (c) will apply.

(h)      Distributions and Interest Amount.

         (i) "Interest Rate." The Interest Rate will be the rate per annum equal to the overnight Federal Funds Rate for each day Cash is held by the Secured Party as reported in Federal Reserve Publication H.15-519; provided, that if the Client Money Opt Out Letter attached to this Agreement is applicable pursuant to the rules of the Securities and Futures Authority of the United Kingdom and has not been executed or is rescinded or otherwise not in effect, the Interest Rate during such period will be the Fed Fund's Rate minus fifty basis points.

         (ii) "Transfer of Interest Amount." The Transfer of the Interest Amount will be made on the last Local Business Day of each calendar month, or on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

         (iii)   "Alternative to Interest Amount." Not Applicable.

(i)      Additional Representations.  Not Applicable.

(j)      "Other Eligible Support and Other Posted Support."

         (i) "Value" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

         (ii) "Transfer" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(k) Demands and Notices. All demands, specifications and notices made by a party to this Annex will be made pursuant to the Notices Section of this Agreement.

(l)      Addresses for Transfers.  Not Applicable

(m) Miscellaneous. Good Faith and Commercially Reasonable Manner. Paragraph 11(d) shall be deleted in its entirety and replaced with the following:

         (d) Good Faith and Commercially Reasonable Manner. Exercise of all rights and performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner. The respective obligations of the parties under this Annex shall be of the essence of the Agreement and shall be strictly observed in accordance with the terms of this Annex.

(n)      Other Provisions.

         (i) Agreement as to Single Secured Party and Pledgor. Party A and Party B agree that, notwithstanding anything to the contrary in the recital to this Annex, Paragraph 1(b) or Paragraph 2 or the definitions in Paragraph 12, (a) the term "Secured Party" as used in this Annex means only Party A, (b) the term "Pledgor" as used in this Annex means only Party B, (c) only Party B makes the pledge and grant in Paragraph 2, the acknowledgment in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party B will be required to make Transfers of Eligible Credit Support hereunder. Party A and Party B further agree that, notwithstanding anything to the contrary in the recital to this Annex or Paragraph 7, this Annex will constitute a Credit Support Document only with respect to Party B, and the Events of Default in Paragraph 7 will apply only to Party B.

         (ii) FIRREA. Party B, if an FDIC-insured depository institution, represents that (i) this Annex has been executed and delivered by a duly appointed or elected and authorized officer of Party B of the level of vice president or higher and (ii) Party B has taken all necessary action to authorize the execution, delivery and performance of this Annex.

         (iii) Posted Collateral. The definition of Posted Collateral shall also include any and all accounts in which Cash collateral is held.

[COUNTERPARTY EXECUTES ONLY IF MLI IS A PARTY]

                                              Merrill Lynch International
                                              Global Equity Derivatives
                                              Debt and Equity Markets Group
                                              20 Farringdon Road
                                              P.O. Box 293
                                              London EC1M3NH
                                              Telephone:  0171-772-1000

                                              [____INSERT_DATE____]

[MERRILL LYNCH LOGO]


Dear Sirs:

THE SECURITIES AND FUTURES AUTHORITY ("SFA") CLIENT MONEY AND OTHER ASSET RULES (THE "CLIENT MONEY RULES")

In accordance with rule 4-52 of the above and as a result of you being treated as a non-private customer, any money received from you and held by us in respect of the ISDA Master Agreement dated as of ______ between you and Merrill Lynch International and any transactions thereunder (called "client money") will not be subject to the protections conferred by the above Client Money Rules. As a consequence of this, your money will not be segregated from the money of Merrill Lynch International and will be used by Merrill Lynch International in the course of our investment business and you will therefore rank as a general creditor of Merrill Lynch International.

Please sign the attached copy letter to consent to the treatment of your money outside of the Client Money Rules and return it to the above address.

Yours faithfully

MERRILL LYNCH INTERNATIONAL

Signed: __________________________          Name:_______________________________

Title: ___________________________          Date:_______________________________



I/WE HAVE READ AND UNDERSTOOD THE NOTICE AND CONSENT TO MY/OUR MONEY BEING TREATED OUTSIDE THE CLIENT MONEY RULES.

[__INSERT_CLIENT_NAME_]


Signed: __________________________          Name:_______________________________

Title: ___________________________          Date:_______________________________

[LOGO OF MERRILL LYNCH]



Dated: January 27, 2000                                    ML Ref:

To:             FEJ Holding Inc. ("Counterparty" or "FEJH")
                9902 49th Street, P.O. Box 939
                Yellowknife, NWT, Canada

Attention:      Assistant Manager
                Telephone:  (813) 3286-3709     Fax:   (813) 3286-3526

From: Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") tel: (212) 449-8675
                fax: (212) 449-2697

--------------------------------------------------------------------------------

Dear  Sir / Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced Share Transaction entered into between Counterparty and MLPFS on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1991 ISDA Definitions (as supplemented by the 1998 Supplement, the "Swap Definitions") and in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between this Confirmation and the Agreement (as defined below) or the Definitions, the terms of this Confirmation shall govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement (including the Schedule thereto (the "ISDA Schedule") and the Credit Support Annex thereto (the "Credit Support Annex")), dated as of January 27, 2000, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:
--------------

Trade Date:              January 27, 2000

Valuation Date:          August 28, 2000

Seller:                  Counterparty

Buyer:                   MLPFS

Shares: The common stock, USD 0.001 par value per share, of JDS Uniphase Corporation (Security Symbol: JDSU).

Issuer:                  JDS Uniphase Corporation, a Delaware corporation

Number of Shares:        3.5 million, as may be reduced in the manner set forth
                         opposite the caption, "Hedging Period."

Initial Equity Level:    The volume weighted average price per share at which
                         Buyer executed sales and purchases of Shares in the open market during the initial Hedging Period as set forth opposite the caption "Hedging Period."

Floor Price:             The USD price per share equal to 99.38% of the Initial
                         Equity Level.

Cap Price:               The USD price per share equal to 100.75% of the Initial
                         Equity Level.

Final Equity Level:      With respect to any Averaging Date, the closing price
                         per Share at the Valuation Time on such Averaging
                         Date.

Settlement Date:         Three Exchange Business Days after the Valuation Date.

Notional Amount:         the US dollar amount, as determined by the Calculation
                         Agent, equal to the product of the Initial Equity Level and the Number of Shares.

Initial Payment Date:    The date three Exchange Business Days after the
                         Effective Date.

Initial Payment Amount:  An amount in USD equal to an amount in USD equal to
                         96.5% of the Notional Amount.

Settlement Currency:     USD

Exchange:                Nasdaq National Market

Related Exchange:        Any exchange(s) on which options contracts related to
                         the Shares are principally traded.

Business Days:           New York

Initial Hedging Period:
-----------------------

Hedging  Period:         During the period (the "Hedging Period") commencing
                         on the Trade Date and ending on the earlier to occur of (x) the tenth Exchange Business Day following the Trade Date (the "Cut-Off Date") and (y) the Exchange
                         Business Day on which MLPFS completes the sale of the full Number of Shares (such earlier date, the "Last
                         Hedging Date") MLPFS will make a good faith effort to sell the full Number of Shares in unsolicited brokerage transactions. On the Last Hedging Date,
                         MLPFS shall provide written notice (a "Final Pricing
                         Notice") to Counterparty in substantially the form of Exhibit A, of the Initial Equity Level, Floor Price,
                         Cap Price, Effective Date, Initial Payment Date and
                         Initial Payment Amount. If MLPFS does not sell the full Number of Shares by the 4:00 p.m. close of trading on the Exchange on the Cut-Off Date, MLPFS shall notify Counterparty in the Final Pricing Notice that the Number of Shares shall be reduced to such number as MLPFS has sold in accordance with this paragraph. MLPFS' calculations shall be reasonable and conclusive and binding absent manifest error.

Effective Date:          The Exchange Business Day following the Last Hedging
                         Date.

Initial Payment:         On the Initial Payment Date MLPFS will purchase and
                         hold in escrow for Counterparty Zero-coupon U.S.
                         Treasury securities maturing on August 17, 2000
                         ("Treasuries") with an aggregate purchase price
                         (including fees and
                         commissions) that is equal to the Initial Payment
                         Amount at a purchase price of such Treasuries equal to 97.10% (expressed as a percentage of par);
                         provided, that, in lieu of purchasing any fractional
                         Treasuries, MLPFS shall deposit in escrow an amount of cash equal to the principal amount of such fractional Treasuries. Purchase of such Treasuries and deposit of any such cash shall be made by 10:00 a.m. (local time at the place for payment) on that date. The proceeds of such Treasuries together with such cash shall be held in escrow and shall be released to the Counterparty upon the delivery of Shares to MLPFS pursuant to the provisions set forth opposite the caption "Delivery of the Number of Shares to be Delivered" on the earlier of (A) the Settlement Date or (B) any Early Termination Date under the Agreement (the "Release Date").

                         Upon release to the Counterparty by MLPFS of such principal and proceeds on the Release Date, MLPFS shall have no further payment obligations to Counterparty hereunder.

Valuation:
----------

Valuation Time:          At the 4:00 p.m. close of trading on the Exchange.

Averaging Dates:         Each of the 20 consecutive Exchange Business Days
                         ending on and including the Valuation Date.

Averaging Date Market
Disruption:              Modified Postponement

Physical Settlement Terms:
--------------------------

Physical Settlement:     On the Settlement Date, Counterparty will deliver to
                         MLPFS Shares in an amount equal to the Number of Shares to be Delivered that would constitute Free
                         Shares in the hands of MLPFS upon delivery to MLPSS.

                         "Free Shares" means Shares that are not subject to any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such Shares (or security entitlements in respect thereof) or to enforce the provisions thereof or of any document related thereto whether set forth in such Shares itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such Shares (or security entitlements in respect thereof) be consented to or approved by any person, including, without limitation, the Issuer or any other obligor thereon,
                         (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such Shares (or security entitlements in respect thereof), (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the Issuer, any other obligor on or any registrar or transfer agent for, such Shares (or security entitlements in respect thereof), prior to the sale, pledge, assignment or other transfer or enforcement of such Shares (or security entitlements in respect thereof) or other item of collateral and
                         (iv) any registration or qualification requirement or prospectus delivery requirement for such Shares (or security entitlements in respect thereof) pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); except that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such Shares (or security entitlements in respect thereof), together with any evidence of the corporate or other authority of such person, shall not constitute such a condition or restriction.

Number of Shares
to be Delivered:         The number of Shares equal to the sum of the
                         Averaging Date Share Numbers for each of the Averaging Dates.

Averaging Date Share
Number: With respect to any Averaging Date, the number of Shares, as determined by the Calculation Agent, equal to the product of (i) the amount obtained by multiplying the Number of Shares by the Multiplier relating to such Averaging Date and (ii) the fraction with a numerator equal to one (1) and a denominator equal to the number of Averaging Dates, provided that, if the calculation of any Averaging Date Share Number results in any fractional Share, such Averaging Date Share Number shall be rounded up to the next whole number of Shares.

Multiplier:              With respect to any Averaging Date, the number, as
                         determined by the Calculation Agent, pursuant to the following formula:

                         a) if the Final Equity Level with respect to such Averaging Date is less than the Floor Price, one (1);

                         b) if the Final Equity Level with respect to such Averaging Date is less than or equal to the Cap Price but greater than or equal to the Floor Price, a number equal to the quotient obtained by dividing the Floor Price by the Final Equity Level with respect to such Averaging Date; and

                         c) if the Final Equity Level with respect to such Averaging Date is greater than the Cap Price, a number equal to the quotient obtained by dividing the Floor Price by the Cap Price.

Clearance System(s):     The principal domestic clearance system customarily
                         settling trades on a delivery versus payment basis on the Shares.

Delivery of Number of
Shares to be Delivered:  On the Settlement Date, Counterparty shall satisfy its delivery obligation by delivering to MLPFS a number of Free Shares equal to the Number of the Shares to be Delivered.

                         On the Settlement Date, unless (i) Counterparty shall have otherwise effected the deliveries required hereby or (ii) the Shares (or security entitlements in respect thereof) then held by the MLPFS as Collateral hereunder are not Free Shares, MLPFS shall take, and the Counterparty irrevocably instructs MLPFS to take, in whole or partial, as the case may be, satisfaction of Counterparty's obligations to deliver Shares (or security entitlements in respect thereof) to MLPFS on the Settlement Date pursuant hereto, Shares (or security entitlements in respect thereof) then held by it as Collateral hereunder representing the number of Shares (or security entitlements in respect thereof) required to be delivered hereunder on the Settlement Date. Upon any such deemed delivery, MLPFS shall hold such Shares (or security entitlements in respect thereof) absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Counterparty).

Adjustments:
------------

Method of Adjustment:    In the event of the occurrence of a Potential
                         Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) make the corresponding adjustment(s), if any, to the Number of Shares, the Floor Price and the Cap Price and, in any case, any other variable relevant to the settlement or payment terms of this transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s). For the avoidance of doubt, in connection with the adjustments made pursuant to the preceding sentence, if as a result of a Potential Adjustment Event existing holders of Shares receive a distribution or dividend of securities (other than Shares) that are marketable securities (the "Additional Securities"), then the term "Shares" will mean a basket of Shares composed of the original Shares and the Additional
                         Securities and the Transaction will become a Share
                         Basket Transaction. The Calculation Agent may (but need not) determine the appropriate adjustment(s) by reference to any adjustment(s) in respect of such Potential Adjustment Event made by an options exchange to options on the relevant Shares traded on that options exchange.

Extraordinary Events:
---------------------

  Merger Event:          In respect of any relevant Shares, any (i)
                         reclassification or change of such Shares that results in a transfer of or an irrevocable commitment to transfer 50% or more of such Shares outstanding,
                         (ii) consolidation, amalgamation or merger of the Issuer with or into another entity (other than a consolidation, amalgamation or merger in which such Issuer is the continuing entity and which does not result in any such reclassification or change of 50% or more of such Shares Outstanding) or (ii) other takeover offer for such Shares that results in a transfer of or an irrevocable commitment to transfer
                         50% or more of such Shares (other than such Shares owned or controlled by the offeror), in each case if the Merger Date is on or before, the final Valuation
                         Date.

  Consequences of Merger Event:

  (a) Share-for-Share:   Cancellation and Payment; provided however, if the
                         New Shares are publicly traded on a nationally recognized exchange or on the Nasdaq National Market, Alternative Obligation shall apply.

  (b) Share-for-Other:   Cancellation and Payment.

  (c) Share-for-
      Combined:          Cancellation and Payment; provided however, if any
                         portion of the consideration for the relevant shares consists of equity securities that are publicly traded on a nationally recognized exchange or on Nasdaq (the "Publicly Traded Securities
                         Consideration"), Alternative Obligation shall apply only to that portion of the Transaction corresponding to the Publicly Traded Securities Consideration.

                         Notwithstanding anything to the contrary in the Equity Definitions, the amount payable under this Transaction upon the occurrence of an Extraordinary Event shall be calculated by the Calculation Agent in good faith in accordance with Section 9.7 of the Equity Definitions using, among other things, the factors identified in subparagraphs (i), (ii) and
                         (iii) therein, but without the requirement of soliciting dealer quotations therefor. The Calculation Agent may (but need not) determine the appropriate adjustment to such payable amount by reference to any adjustment(s) in respect of such Extraordinary Event made by an options exchange to options on the relevant Shares traded on that options exchange.

   Nationalization or
   Insolvency:           Negotiated Close-out

                         If any Merger Event shall occur that does not result in a termination of this transaction, the Calculation Agent shall calculate the adjustments, if any, to be made to any one or more of the Number of Shares, the Floor Price, the Cap Price, and any other variable relevant to the settlement terms of this Agreement, as the Calculation Agent reasonably determines to be appropriate to account for such event. The Calculation Agent may (but need not) determine the appropriate adjustment to such variables by reference to any adjustment(s) in respect of such Merger Event made by an options exchange to options on the relevant Shares traded on that options exchange.

Additional Termination
Events: If, on any Business Day on or after the twentieth Business Day following the Trade Date (such twentieth day, the "Share Collateralization Date"), MLPFS is no longer able to borrow (or maintain a borrowing of) Shares in an amount equal to the Number of Shares (other than failure of MLPFS to receive as Collateral on or prior to the Share Collateralization Date a Transfer of Eligible Collateral consisting of Shares in an amount equal to the Number of Shares due solely to the gross negligence of MLPFS) ("Loss of Borrow Event"), MLPFS may, upon not less than three (3) Business Days' prior notice (the "Notice Period") to Counterparty, elect to terminate this Transaction; provided that if, during the Notice Period, Counterparty lends to MLPFS such amount of Shares pursuant to the terms of this Agreement, then for so long as the Shares are so borrowed, MLPFS shall not terminate this Transaction under this provision. A Loss of Borrow Event shall constitute an Additional Termination Event with respect to this Transaction (with two Affected Parties).

                         If, for any reason (other than due solely to the gross negligence of MLPFS), MLPFS fails to receive as Collateral on or prior to the Share Collateralization Date a Transfer of Eligible Collateral consisting of Shares in an amount equal to the Number of Shares (as described below under the caption "Collateral"), then MLPFS may elect to immediately terminate this Transaction, and such failure to receive Shares on or prior to such date shall constitute an Additional Termination Event with respect to this Transaction (with two Affected Parties).

Termination Provisions:  The provisions of Part 1(c) (relating to Cross
                         Default) and Part 1(d) (relating to Credit Event Upon Merger) of the ISDA Schedule shall not apply to this Transaction (for all purposes under the Agreement, including any relevant provisions of the Credit Support Annex).

Calculation Agent:       MLPFS

Non-Reliance:            Each party represents to the other party that it is
                         acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary.
                         It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction.
                         No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

Governing law:           The laws of the State of New York (without reference to
                         choice of law doctrine)

Collateral:

   Supplemental
   Collateral
   Provisions:           (a)        Counterparty hereby assigns and pledges to
                                    MLPFS, and grants to MLPFS, as the Secured
                                    Party, security interests in and to, and a lien upon and right of set-off against, and transfers to MLPFS, as and by way of a security interest having priority over all other security interests, with power of sale, all of its right, title and interest in and to (i) the pledged items described in paragraph (b) below; (ii) all additions to and substitutions for such pledged items;
                                    (iii) all income, proceeds and collections received or to be received, or derived or to be derived, now or any time hereafter
                                    (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with such pledged items (including, without limitation, any shares of capital stock issued by the Issuer in respect of any Shares (or security entitlements in respect thereof) constituting Collateral or any cash, securities or other property distributed in respect of or exchanged for any Shares (or security entitlements in respect thereof) constituting Collateral, or into which any such Shares (or security entitlements in respect thereof) are converted, in connection with any Merger Event, and any security entitlements in respect of any of the foregoing); and (iv) all powers and rights now owned or hereafter acquired under or with respect to such pledged items (such pledged items, additions, substitutions, proceeds, collections, powers and rights being herein collectively called the
                                    "Collateral"). MLPFS shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the New York Uniform Commercial Code, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to MLPFS by this Agreement.

                         (b) On or prior to the Trade Date, Counterparty shall Transfer to MLPFS in pledge hereunder, and thereafter maintain with MLPFS, Eligible Collateral consisting of Shares or Exchangeable Shares exchangeable into Shares, in an aggregate amount equal to the Number of Shares.

                         (c) In the event that the Issuer at any time issues to Counterparty in respect of any Eligible Collateral (or security entitlements in respect thereof) constituting Collateral hereunder any additional or substitute shares of capital stock of any class (or any security entitlements in respect thereof), Counterparty shall immediately pledge and Transfer to MLPFS all such shares and security entitlements as additional Collateral hereunder.

                         (d) The security interests granted hereby with respect to the Collateral (the "Security Interests") are granted as security only and shall not subject MLPFS to, or transfer or in any way affect or modify, any obligation or liability of Counterparty or the Issuer with respect to any of the Collateral or any transaction in connection therewith.

                         (e) MLPFS shall have the right to receive and retain as Collateral hereunder all proceeds of the Collateral, including without limitation any dividends or interest, and Counterparty shall take all such action as MLPFS shall deem necessary or appropriate to give effect to such right. All such proceeds including, without limitation, all dividends and other payments and distributions that are received by the Counterparty shall be received in trust for the benefit of MLPFS and, if MLPFS so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by MLPFS, be paid over to MLPFS as Collateral in the same form as received (with any necessary endorsement). MLPFS shall retain any and all ordinary cash dividends received by it hereunder as Collateral to be used by MLPFS toward satisfaction of Counterparty's obligations under paragraph
                                    (n) under the caption, "Representations and Agreements of Counterparty," below.

                         (f) Certain Additional Definitions. For purposes of this Transaction, the following terms shall have the meanings set forth below.

                                    "Eligible Collateral" means (x) Shares, (y)
                                    Exchangeable Shares ("Exchangeable Shares") of JDS Uniphase Canada Ltd. ("JDSU Canada") or (z) security entitlements in respect thereof, provided that Pledgor has good and marketable title thereto, free of all liens (other than the Security Interests) and transfer restrictions (other than the transfer restrictions imposed by Rule 144 or Rule 145 (other than Rule 144(d)) under the Securities Act as a result of such Shares being held by an affiliate of the Issuer) and that MLPFS has a valid, first priority perfected security interest therein, a first lien thereon and control with respect thereto.

                                    "Transfer" means, with respect to any
                                    Eligible Collateral, (i) in the case of
                                    certificated securities that cannot be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a legally valid transfer to the recipient; (ii) in the case of securities that can be paid or delivered in book-entry, the giving of written instruments to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a legally effective transfer of the relevant interest to the recipient; and
                                    (iii) in the case of Exchangeable Shares constituting Eligible Collateral, in addition to the requirements set forth in clause (i) or (ii) above, as applicable, the delivery to MLPFS of an irrevocable instruction and authorization to immediately tender such Exchangeable Shares for exchange into Shares (accompanied by any duly executed instruments and other documents necessary to effect such exchange). For the avoidance of doubt, any irrevocable instruction and authorization under clause
                                    (iii) of the previous sentence shall include an authorization that MLPFS shall hold the exclusive authority, to the extent permitted by applicable law, to cancel or revoke any instruction to the exchange agent for the Exchangeable Shares to exchange any Exchangeable Shares.

                         (g) Unless an Event of Default shall have occurred and be continuing and subject to the limitations under paragraph (i) below, Counterparty shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Collateral, and MLPFS shall, upon receiving a written request from Counterparty accompanied by a certificate of an authorized officer of Counterparty stating that no Event of Default has occurred and is continuing, deliver to Counterparty or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Collateral that is registered, or held through a securities intermediary, in the name of MLPFS or its nominee as shall be specified in such request and shall be in form and substance satisfactory to MLPFS.

                         (h) If an Event of Default shall have occurred and be continuing, MLPFS shall have the right, to the extent permitted by law, and Counterparty shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if MLPFS were the absolute and sole owner thereof.

                                    Upon the occurrence of any event or
                                    condition which with the giving of notice or passage of time or both would qualify as an "Event of Default" or "Termination Event" under the Agreement with respect to the Counterparty being the "Defaulting Party" or "Affected Party", as the case may be, MLPFS shall have the right to declare all of Counterparty's payment obligations due and payable. In such event, unless (A) Counterparty shall have otherwise effected the deliveries required hereby or (B) the Shares (or security entitlements in respect thereof) then held by the MLPFS as Collateral hereunder are not Free Shares, MLPFS shall take, and the Counterparty irrevocably instructs MLPFS to take, in whole or partial, as the case may be, satisfaction of Counterparty's obligations to deliver Shares (or security entitlements in respect thereof) to MLPFS on the Settlement Date pursuant hereto, Shares (or security entitlements in respect thereof) then held by it as Collateral hereunder representing the number of Shares (or security entitlements in respect thereof) required to be delivered hereunder on the Early Termination Date. Upon any such deemed delivery, MLPFS shall hold such Shares (or security entitlements in respect thereof) absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Counterparty) in Shares and may be satisfied by deemed delivery of Shares held as Collateral.

                         (i) For purposes of this Transaction, in addition to the permitted uses of Collateral provided for in Paragraph 6(c) of the Credit Support Annex forming a part of the ISDA Schedule, Counterparty agrees and acknowledges that, during the period prior to the Settlement Date (or any Early Termination Date), MLPFS shall have the right to borrow from Counterparty Shares held as Collateral (any such borrowed and unreturned Shares, "Loaned Shares"). Upon MLPFS' exercise of such right to borrow Shares, Counterparty shall not be entitled, without the prior consent of MLPFS, to terminate its loan of the Loaned Shares to MLPFS until the Release Date.

                         Counterparty further agrees and acknowledges that MLPFS shall have all of the incidents of ownership of the Loaned Shares, including the right to transfer the Loaned Shares to others. Counterparty hereby waives the right to vote, or to provide any consent or take any similar action with respect to, the Loaned Shares in the event that the record date or deadline for such vote, consent or other action falls prior to the return of any Loaned Shares.

                         Counterparty shall be entitled to receive all distributions made on or in respect of the Loaned Shares which are not otherwise received by the Counterparty, to the full extent it would be so entitled if the Loaned Shares had not been lent to MLPFS, including, but not limited to: (a) cash and all other property, (b) stock dividends, (c) securities received as a result of split ups of the Loaned Shares and distributions in respect thereof,
                         (d) interest payments, and (e) all rights to purchase additional securities. Any cash distributions made on or in respect of the Loaned Shares, which Counterparty is entitled to receive pursuant to the previous sentence, shall be paid by the transfer of cash to Counterparty by MLPFS, on the date any such distribution is paid, in an amount equal to such cash distribution. Non-cash distributions received by MLPFS shall be added to the Loaned Shares on the date of distribution.

                         For the avoidance of doubt and without limiting the generality of any other provision hereof, the parties hereto agree and acknowledge as follows:

                              (i) that any obligation of MLPFS to pay cash dividends to the Counterparty under the previous paragraph may be set off against the corresponding obligations of the Counterparty to pay to MLPFS an amount with respect to such dividends under paragraph
                                    (n) under the caption, "Representations and Agreements of Counterparty" with respect to such Loaned Shares; and

                              (ii)  on the Settlement Date or any Early
                                    Termination Date, the obligation of MLPFS to return Loaned Shares (if any) to the Counterparty may be set off against the corresponding obligations of the Counterparty to deliver Free Shares hereunder.

Independent Amount:      Independent Amount with respect to Counterparty and
                         this Transaction means a number of Shares equal to the Number of Shares.

Exposure:                When calculating Exposure for purposes of determining
                         the Credit Support Amount under paragraph 3(a) of the Credit Support Annex, this Transaction will be disregarded.

Representations and
Agreements Of
Counterparty:            Counterparty represents and warrants to, and agrees
                         with, MLPFS as follows:

                         (a) Counterparty (i) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction;
                                    (ii) has consulted with its own legal,
                                    financial, accounting and tax advisors in connection with the Transaction; (iii) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (iv) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Floor Price, Counterparty is foregoing, in part, the upside value of an increase in the market price of the Shares above the Cap Price; and (v) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date.

                         (b) None of Counterparty and any of its affiliates is in possession of any material non-public information regarding the Issuer. The representation and warranty contained in this paragraph (b) shall be true, correct and complete on each day of the Hedging Period, as if such representation and warranty was made as of such day by reference to the circumstances then existing; provided that if such representation and warranty is not true, correct and complete on such day, Counterparty shall instruct MLPFS to refrain on such date from engaging in hedging transactions as provided under the caption, "Initial Hedging Period".

                         (c) Counterparty has furnished MLPFS with copies of all material agreements and or contracts to which it is a party, by which it is bound, or by which any Collateral is bound, that relate to any Collateral.

                         (d) Neither Counterparty nor any person who would be considered to be the same "person" (as such term is used in Rule 144(a)(2) under the Securities Act of 1933, as amended (the "Securities Act"), has sold any

                                    Shares (or security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Shares (or security entitlements in respect thereof) during the preceding three
                                    (3) months prior to the Trade Date of this Transaction except as otherwise listed on Annex A. Counterparty covenants and agrees that until the Effective Date, it will not sell, nor will it permit any person to sell, Shares without the prior written consent of MLPFS. For the purposes of the this paragraph and paragraphs (e) and (h), Shares, including Deliverable Shares, shall be deemed to include securities convertible into or exchangeable or exercisable for Shares and any other security or instrument that would be subject to aggregation under Rule 144(e) under the Securities Act.

                         (e) As of the Trade Date, Counterparty owns 62,196,040 Shares (the "Deliverable Shares").

                         (f) Counterparty does not know or have any reason to believe that the Company has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

                         (g) As of the date hereof (without giving effect to the transactions contemplated hereby) Counterparty is the beneficial owner (as defined in Rule 13d-3 under the Exchange
                                    Act) of 20.244% of the outstanding
                                    Exchangeable Shares and 0% of the Shares of the Issuer. Counterparty shall comply with the reporting and other requirements of
                                    Section 13 of the Exchange Act relating to this Transaction.

                         (h) The Shares constituting Collateral are currently eligible for public resale by the Counterparty pursuant to Rule 144 under the Securities Act. Counterparty acknowledges and agrees that (i) the entering into of this Confirmation will constitute a sale of Shares for purposes of Rule 144, (ii) Counterparty has not taken and will not take any action that would cause such sale to exceed the volume limitation of Rule 144(e),
                                    (iii) Counterparty has not taken and will not take any action that could cause the sale made pursuant to this Confirmation to fail to meet all applicable requirements of Rule 144 and (iv) Counterparty will transmit a Form 144 for filing with the Securities and Exchange Commission (the "SEC") as soon as practicable following the execution of this Confirmation. Counterparty covenants that it will send to MLPFS via facsimile a copy of each Form 144 and each filing under
                                    Section 13 or 16 of the Exchange Act
                                    relating to this Transaction concurrently with filing or transmission for filing, as the case may be, of such form to or with the SEC.

                         (i) Counterparty is not and has not been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction that could reasonably be expected to impair Counterparty's ability to perform its obligations hereunder.

                         (j) Counterparty will immediately notify MLPFS upon obtaining knowledge of the occurrence of any event that would constitute an Event of Default, a Potential Event of Default or a Potential Adjustment Event.

                         (k) Counterparty is not as of the Trade Date, and will not as of the Effective Date after giving effect to the transactions contemplated hereby, be insolvent.

                         (l) The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth or incorporated by reference in this Confirmation or in the Agreement.

                         (m)        The parties hereto intend as follows:

                                    (i)      This Transaction to be a
                                             "securities contract" as defined in
                                             Section 741(7) of the Bankruptcy
                                             Code, qualifying for the protection
                                             under Section 555 of the Bankruptcy
                                             Code.

                                    (ii)     A party's right to liquidate this
                                             Transaction and to exercise any
                                             other remedies upon the occurrence
                                             of any Event of Default under the
                                             Agreement with respect to the other
                                             party to constitute a "contractual
                                             right" as defined in the Bankruptcy
                                             Code.

                                    (iii)    Any cash, securities or other
                                             property provided as performance
                                             assurance, credit, support or
                                             collateral with respect to this
                                             Transaction to constitute "margin
                                             payments" as defined in the
                                             Bankruptcy Code.

                                    (iv)     All payments for, under or in
                                             connection with this Transaction,
                                             all payments for the Shares and the
                                             transfer of such Shares to
                                             constitute "settlement payments" as
                                             defined in the Bankruptcy Code.

                                    (v)      "Bankruptcy Code" means Title 11 of
                                             the United States Bankruptcy Code.

                                    (vi)     Upon the execution of this
                                             Confirmation, this Agreement shall
                                             constitute a "Preliminary
                                             Agreement" within the meaning of
                                             the interpretive letter from the
                                             SEC to Goldman, Sachs & Co. dated
                                             December 20, 1999 (the
                                             "Interpretive Letter") and that,
                                             upon the execution of the Final
                                             Pricing Notice, this Agreement
                                             shall constitute a "Final
                                             Agreement" within the meaning of
                                             the Interpretive Letter.

                         (n) Counterparty hereby agrees that promptly following the payment of any cash dividend with respect to the Shares (but in any case on or prior to the seventh day immediately following the date of payment of such cash dividend), there shall be due and Counterparty shall pay to MLPFS an amount in cash equal to the aggregate amount of such cash dividend per Share multiplied by the Number of Shares.

Representation of
MLPFS: MLPFS hereby represents that it will conduct its hedging activities as described under the caption "Initial Hedging Period" above in accordance with the Interpretive Letter, it being understood that MLPFS will introduce into the public market a quantity of securities of the same class equal to the maximum number of shares deliverable on settlement of this Transaction in a manner consistent with the manner-of-sale conditions described in rule 144(f) and (g) under the Securities Act.

Interpretation:          For purposes of the Equity Definitions, this
                         Transaction will be deemed to be a Physically-settled
                         Share Option Transaction with an Exercise Date equal to the Valuation Date.

          Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to the Attention of:
Vivian Jackson (Telecopier No. 212 449-2697).

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Elisabeth Murphy
    -----------------------------
    Name:  Elisabeth Murphy
    Title: Authorized Signatory

Confirmed as of the date first above written:

FEJ HOLDING INC.

By: /s/ Osamu Sato
   ------------------------------
    Name:  Osamu Sato
    Title: Vice President

                                                                         ANNEX A


                      List of Recent Transactions in Shares


Type of Transaction      Counterparty     Sale Price    Quantity     Date
-------------------      -------------    ----------    ---------    --------

Sale under Rule 144      CIBC             $218.50       1,815,000    12/1/99

                                                                       EXHIBIT 2



                    IRREVOCABLE AUTHORIZATION AND INSTRUCTION

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")
World Financial Center
North Tower
New York, New York 10281-1305

January 27, 2000

Ladies and Gentlemen:

This is in reference to the prepaid forward contract transaction ML Transaction Ref. _______ (the "Transaction") entered into between MLPFS and FEJ Holdings Inc. ("FEJH"), as evidenced by the confirmation (the "Confirmation") dated as of January 27, 2000. The Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of January 27, 2000 (the "Agreement"). The Confirmation requires FEJH to pledge shares of common stock of JDS Uniphase Corporation (the "JDSU Shares") or shares of Exchangeable Shares of JDS Uniphase Canada Ltd. ("JDSU Canada") to MLPFS as Collateral. Defined terms used in this Irrevocable Authorization and Instruction (the "Instruction") and not otherwise defined shall have the same meanings as stated in the Confirmation.

In accordance with the terms and conditions of the Confirmation and in order to effect an exchange of a number of Exchangeable Shares (the "Number of Exchangeables") pledged to MLPFS (the "Pledged Exchangeables") for the Number of Shares, FEJH hereby irrevocably authorizes and instructs MLPFS (and any affiliate of MLPFS to which MLPFS may assign its rights and obligations under the Agreement pursuant to the terms thereof) to take all necessary actions to effect a "retraction" of the Number of Exchangeables as set forth in Article 6 of the Provisions Attaching to the Exchangeable Shares (the "Provisions"), including without limitation: the presentation and submission to the transfer agent for the Exchangeable Shares of a Retraction Request (as defined in the Provisions) with respect to the Number of Shares designated in the Confirmation as of the Trade Date; the designation of a Retraction Date (as defined in the Provisions); and, to the extent necessary, the partial withdrawal of the Retraction Request with respect to that number (if any) of Exchangeable Shares that is in excess of the Number of Shares specified in the Final Pricing Notice. FEJH agrees and covenants that it will not withdraw or cancel (or cause the withdrawal or cancelation of) any Retraction Request submitted with respect to the Pledged Exchangeables at any time prior to the Release Date other than pursuant to the authority granted and instruction given hereby.

                                               Sincerely yours,

                                               FEJ HOLDINGS INC.

                                               By: /s/ Osamu Sato
                                                  ------------------------------
                                                   Name:  Osamu Sato
                                                   Title: Vice President

Accepted and agreed:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:  /s/ Elisabeth Murphy
   ---------------------------
   Name:  Elisabeth Murphy
   Title: Authorized Signatory